

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 24th, 2011

Mr. Brent Welke
Chief Executive Officer
All American Gold Corporation
4839 North College Avenue
Indianapolis, Indiana

> **Re:** **All American Gold Corporation**
> **Form 10-K for the Fiscal Year May 31, 2010**
> **Filed August 12, 2010**
> **Form 10-Q filed October 14, 2010**
> **File No. 000-54008**
> **Form 10-K/A for the Fiscal Year May 31, 2010**
> **Filed January 06, 2011**
> **Form 10-Q/A filed January 06, 2011**
> **File No. 000-54008**
> **Response Letter dated January 06, 2011**
> **Response Letter dated January 20, 2011**

Dear Mr. Welke:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director